

22004531

Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-31249

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Thornburg Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2300 N Ridgetop Rd
(No. and Street)

Santa Fe	NM	87506
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nimish S. Bhatt	505-467-5122	nbhatt@thornburg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP

(Name – if individual, state last, first, and middle name)

6565 Americas Parkway NE, Suite 700	Albuquerque	NM	87110
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Nimish S. Bhatt _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Thornburg Securities Corporation _____ , as of 12/31 _____ , 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF NEW MEXICO
NOTARY PUBLIC
FRANK A ESPINOSA
COMMISSION # 1112542
EXPIRES JUNE 24, 2023

Notary Public

Signature:

Title: Chief Financial Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Financial Statements and Schedules

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

and

Report of Independent Registered Public Accounting Firm required by PCAOB Release No. 2011-004 on Exemption Report Required by SEC Release No. 34-70073 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3



KPMG LLP
Two Park Square, Suite 700
6565 Americas Parkway, N.E.
Albuquerque, NM 87110-8179

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
Thornburg Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Thornburg Securities Corporation (the Company) as of December 31, 2021, the related statements of income, changes in stockholders' equity, cash flows, and changes in subordinated borrowings for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 1993.

Albuquerque, New Mexico
February 28, 2022

THORNBURG SECURITIES CORPORATION
(An S Corporation)
Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	3,040,066
Investment, at fair value (cost of $1,625,413)		1,625,473
Receivables:		
Distribution and servicing 12b-1 fees		46,266
Other		20,536
Due from related parties		186,779
Deferred sales commissions		624,433
Prepaid expenses		302,843
Other assets		3,300
Property and equipment (net of accumulated depreciation of $239,415)		41,451
	$	5,891,147

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	2,200,706
Subordinated borrowings		1,750,000
		3,950,706
Stockholders' equity:		
Class A common stock of $1 par value. Authorized 10,000 shares; issued and outstanding 2,500 shares		2,500
Class B common stock of $1 par value, nonvoting. Authorized 10,000 shares; issued 1,500 shares; and outstanding 1,380 shares		1,500
Additional paid-in capital		1,152,153
Retained earnings		835,142
Treasury stock, 120 common shares, at cost		(50,854)
Total stockholders' equity		1,940,441
	$	5,891,147

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(An S Corporation)
Statement of Operations
Year ended December 31, 2021

Revenues:		
Distribution commissions	$	395,927
Distribution and servicing 12b-1 fees		2,582,104
Marketing reimbursement		19,384,551
Other income		15,266
Total revenues		22,377,848
Expenses:		
Employee compensation and benefits		16,533,424
Distribution expenses		1,965,293
Marketing and sales promotion		1,219,002
General and administrative		2,684,915
Total expenses		22,402,634
Net loss	$	(24,786)

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(An S Corporation)
Statement of Changes in Stockholders' Equity
Year ended December 31, 2021

	Common stock		Additional paid-in capital	Retained earnings	Treasury stock	Total stockholders' equity
	Class A	Class B				
Balances at December 31, 2020	$ 2,500	1,500	1,152,153	859,928	(50,854)	1,965,227
Net loss	—	—	—	(24,786)	—	(24,786)
Balances at December 31, 2021	$ 2,500	1,500	1,152,153	835,142	(50,854)	1,940,441

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(An S Corporation)
Statement of Cash Flows
Year ended December 31, 2021

Cash flows from operating activities:		
Net loss	$	(24,786)
Adjustments to reconcile net loss to net cash flows used in operating activities:		
Depreciation		41,183
Unrealized loss on investment		22,850
Amortization of deferred sales commissions		1,902,352
Change in assets and liabilities:		
Distribution and servicing 12b-1 fees receivable		52,555
Due to/from related parties		(398,815)
Other receivables		(17,323)
Deferred sales commissions		(1,504,186)
Prepaid expenses		50,627
Other assets		14,750
Accounts payable and accrued expenses		(1,448,098)
Net cash flows used in operating activities		(1,308,891)
Cash flows from investing activities:		
Purchases of investments		(28,373)
Purchases of property and equipment		(15,872)
Net cash flows used in investing activities		(44,245)
Net decrease in cash and cash equivalents		(1,353,136)
Cash and cash equivalents, beginning of year		4,393,202
Cash and cash equivalents, end of year	$	3,040,066

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(An S Corporation)
Statement of Changes in Subordinated Borrowings
Year ended December 31, 2021

Subordinated borrowings at December 31, 2020	$	1,750,000
Increases:		
Issuance of subordinated notes		—
Subordinated borrowings at December 31, 2021	$	1,750,000

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Business

Thornburg Securities Corporation (the Company), a Delaware corporation, is the distributor for the Thornburg Investment Trust (the Trust). The Trust is a Massachusetts business trust.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934, engaged in the business of general securities brokerage and the rendering of other financial services related to its general securities business. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Sources of revenue for the Company (not including marketing reimbursements; see note 4) are distribution commissions and 12b-1 distribution and servicing fees. The Company's revenues from distribution commissions, 12b-1 distribution and servicing fees and marketing reimbursements are dependent upon future marketing and sales of the Thornburg family of mutual funds.

(b) Investment Securities

The Company's only investment is shares of Thornburg New Mexico Intermediate Municipal Fund (affiliate) which is stated at fair value, and unrealized gains or losses are recognized in other income in the statement of operations using the specific-identification method. Interest and dividend income is recorded as earned.

(c) Property and Equipment

Property and equipment are stated at cost. Depreciation on all property and equipment is computed using the straight-line method based upon useful lives of three to seven years. Cost of repairs and maintenance is charged to expense as incurred.

(d) Income Taxes

The Company is treated as an S Corporation for income tax purposes whereby the income or loss of the Company is reflected in the individual tax returns of its stockholders. Accordingly, the financial statements do not reflect federal or state income taxes. The Company has not recorded any provisions for uncertain tax positions and no interest or penalties have been accrued.

(e) Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of less than three months to be cash equivalents. The Company maintains cash and cash equivalents with a financial institution that exceed Federal Deposit Insurance Corporation (FDIC) limits. The Company invests cash in large, well known financial institutions and believes that no significant concentration of credit risk exists with respect to cash and cash equivalents.

(f) Deferred Sales Commissions

Sales commissions paid to broker/dealers in connection with sales of shares of certain mutual funds are recorded as deferred sales commissions and amortized over the period in which they will be recovered from distributor commissions and/or contingent deferred sales charges, which is currently one year.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Notes to Financial Statements

December 31, 2021

(g) *Use of Estimates*

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(h) *Fair Value Measurements*

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Accounting Standards Codification Topic 820, *Fair Value Measurements* (ASC Topic 820), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability.

The Company had only Level 1 assets that included its investment in Thornburg New Mexico Intermediate Municipal Fund at December 31, 2021.

(2) Revenue Recognition

Revenue is recognized upon transfer of control of promised services to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those services (the transaction price). The Company enters into contracts that can include multiple services, which are accounted for separately if they are determined to be distinct. For certain revenues, consideration for the Company's services is in the form of variable consideration because the amount of fees are subject to market conditions that are outside of the Company's influence. The Company includes variable consideration as part of its transaction price when it is no longer probable of significant reversal, i.e. when the associated uncertainty is resolved.

The Company serves as the primary underwriter and distributor to the mutual funds managed by Thornburg Investment Management, Inc. (TIM) and receives fees from the funds for the services of selling fund shares and providing distribution services to the funds. The Company recognizes the upfront sales commissions (distribution commissions) for front-end load funds on a trade date basis when the services are performed and the amount the Company is entitled to is known.

The Company accounts for fund distribution services and shareholder servicing (12b-1 fees) as distinct performance obligations, because customers can benefit from each service individually and because the services are separately identifiable (that is, the nature of the promised services is to transfer each service individually). Fund distribution service fees are satisfied at a point in time (trade date) but are paid over time. These fees are variable as they are dependent upon net asset values of the funds and investor activities in periods after the trade date. Due to this constraint, the Company recognizes fund distribution service fees when the net asset values of the funds are known. Consequently, distribution fees recognized in the current period primarily relate to performance obligations that were satisfied in prior periods. The shareholder services performance obligation is considered to be a series of distinct services that are substantially the same and are satisfied daily. Fees for these services are recognized over time as the services are performed. The Company contracts with third parties for various fund distribution services and shareholder servicing of certain funds to be performed on its behalf. These arrangements are generally priced as a portion of the fee paid to the Company by the fund or as an agreed-upon percentage of net asset value. The Company has assigned its rights to these distribution and servicing fees to the respective third parties. As a result, these fees are not recorded as revenue by the Company.

If shares are redeemed prior to one year from the purchase date, they are subject to a contingent deferred sales charge that replaces the fees that would have been earned from the 12b-1 distribution fees. The fee income is recognized in distribution and servicing 12b-1 fees in the statement of operations when received. The deferred sales charges were $120,543 for the year ended December 31, 2021.

The Company provides marketing and related services to TIM. The Company receives compensation from TIM in exchange for the services provided. The compensation received is comprised of $40,000 per month for identifiable marketing services performed by the Company for TIM, and reimbursement of actual expenses incurred by the Company in the performance of the marketing and related services. The marketing support and related services performance obligation is considered to be a series of distinct services that are substantially the same and are satisfied daily. Fees for these services are recognized over time as the services are performed. These fees are presented as marketing reimbursement in the Company's statement of operations.

(3) **Stock Ownership**

All of the Company's outstanding Class A common stock and 22% of its outstanding Class B common stock are held by one individual (the director).

(4) **Transactions with Related Parties**

The Thornburg family of mutual funds was organized and formed by TIM. TIM is an affiliate of the Company and is wholly owned by its stockholders. During the normal course of operations, the Company incurs costs related to the marketing and sales of the Thornburg family of mutual funds. As determined by written agreement between the Company and TIM, TIM pays the Company for these marketing and sales efforts. The amount reimbursed to the Company under this agreement was $19,384,551 for the year ended December 31, 2021.

The Company has an agreement with TIM regarding allocation of certain shared expenses. In general, each shared expense item will be allocated between the Company and TIM on the basis of the relative number of employees employed by each entity. The Company and TIM agreed that the Corporate Finance department or person authorized to approve a purchase order request, as appropriate, may determine a different allocation methodology for some or all shared expense items, provided that there is a reasonable basis for any such

determination. The cost of shared expenses was $5,147,305 for the year ended December 31, 2021 and is included in various accounts in the accompanying statement of operations.

On November 1, 2016 the Company entered into a subordinated loan agreement with TIM for $1,750,000. See note 9.

In March 2009, the Company relocated its corporate headquarters into a building owned by Ridgetop Road LLC (Ridgetop Road), which is a wholly owned subsidiary of TIM. The rent paid to TIM and subsequently passed on to Ridgetop Road was $212,463 for the year ended December 31, 2021 (included in the cost of the shared expenses total disclosed above).

During the year ended December 31, 2021, the Company earned $28,373 in interest income and incurred $22,850 unrealized loss from investment in Thornburg New Mexico Intermediate Municipal Fund, which are included in other income in the statement of operations.

(5) Profit Sharing and 401(k) Plan

The Company sponsors a profit sharing plan for which substantially all employees are eligible. Annual contributions are made in the amounts determined by the Company's director. During 2021, the Company incurred profit sharing contributions of $711,121 on behalf of its employees. Under the provisions of the plan, participants begin vesting in benefits after two years of service and are fully vested upon completion of six years of service. The amount related to the profit sharing liability included in accounts payable and accrued expenses at December 31, 2021 is $711,121.

The Company has a 401(k) safe harbor plan for which substantially all employees are eligible. Under the plan, the Company contributes 3% of each employee's annual compensation (as defined in the plan), up to certain dollar limits as specified by federal law. Employees may contribute any amount up to the maximum allowable by law. The Company's contribution is made regardless of whether the employee chooses to contribute additional amounts. Under the plan, employees are 100% vested in all Company non-elective contributions as well as all personal deferrals. Company 401(k) contributions were $252,211 for 2021.

(6) Deferred Compensation

The Company has adopted a deferred compensation plan (the Plan). The Plan includes a cash payment option with a vesting period of three years, payable in three annual installments on December 31, after the award year, provided, however, that the employee remains continuously employed by the Company through the payment date. Prior to 2020, the awarded amount was recorded as an expense at the date of award as no future services were required, subject to continuous employment, and in the event an employee forfeited future payments, these payments were reallocated among the remaining Plan participants. In 2020, the Plan was amended such that in the event that the employee forfeits future payments, the amount forfeited shall not be reallocated among the remaining Plan participants and instead will be remitted back to the Company. Awards made under the Plan in 2020 and subsequent will be expensed and paid out over the future three-year vesting period, subject to continued employment. During 2021, the total deferred compensation award amount was $562,500, which will be recognized as expense over the future vesting periods. The total deferred compensation expense recognized in 2021, which is related to awards made under the Plan in 2020, was $192,000. The total deferred compensation liability of $277,095, included in accounts payable and accrued expenses, relates to awards made prior to 2020 and is scheduled to be paid in full in 2022.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Notes to Financial Statements

December 31, 2021

(7)   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of $100,000 or 6⅔% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company had excess net capital of $2,204,335 and had aggregate indebtedness to net capital ratio of 0.94 to 1 at December 31, 2021.

(8)   Contingencies

In the normal course of business, the Company is subject to claims, litigation, investigations and proceedings. Management of the Company believes that such matters will not have a material adverse effect on the Company's financial condition, results of operations, or liquidity.

(9)   Subordinated Borrowings

The Company has a $1,750,000 subordinated loan agreement with TIM. The loan matures on December 1, 2026, carries an interest rate of 4.25% and was approved by FINRA. Interest expense recorded during 2021 was $74,398 and $59,182 was recorded as accrued interest as of December 31, 2021. Under this agreement, the Company has irrevocably agreed that the obligations of the Company with respect to the payment of principal are fully and irrevocably subordinate in right of payment and subject to the prior payment or provision for payment in full of all claims of all other present and future creditors of the Company. Under the terms of the agreement, the amounts due under the loan would be suspended if certain net capital requirements are not met. Subsequent to one year from the effective date of the agreement and with prior written approval of FINRA, the Company may, at its option, make a payment of all or any portion of the outstanding principal balance prior to the scheduled maturity date. TIM can also accelerate the payment of the outstanding principal of the loan provided six months' notice is provided and approval by FINRA is provided. As a result of the above terms, the subordinated loan meets the requirements to be included as an addition to net capital under the Company's net capital computation (see note 7).

(10)   Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 28, 2022, the date at which the financial statements were available to be issued, and determined there are no further items to disclose.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2021

Net capital:

Total stockholders' equity per the accompanying financial statements	$	1,940,441
Liabilities subordinated to claims of general creditors allowable in computation of net capital		1,750,000
Total capital and allowable subordinated liabilities		3,690,441
Deduct:		
Assets which are not readily convertible into cash		(1,225,609)
Haircuts on money market funds and investment securities		(113,783)
Net capital		2,351,049
Minimum net capital required		146,714
Excess net capital	$	2,204,335
Aggregate indebtedness – accounts payable and accrued expenses	$	2,200,706
Ratio of aggregate indebtedness to net capital		0.94

Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) %   47.42

The above computation of net capital agrees with the computation of the Company on the FOCUS Form X 17A 5, Part IIA, as of December 31, 2021, filed by the Company on January 19, 2022.

See accompanying report of independent registered public accounting firm.

(An S Corporation)

Statement Regarding Customer Reserve Requirements and PAB Accounts Reserve Requirements for Broker
Dealers Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2021

The Company does not carry customer accounts and does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3. The Company is relying on footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to acting as mutual fund distributor, mutual fund retailer, and placement agent for unregistered offerings of an affiliated Investor Advisor.

See accompanying report of independent registered public accounting firm.

(An S Corporation)

Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021

The Company does not carry customer accounts and does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3. The Company is relying on footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to acting as mutual fund distributor, mutual fund retailer, and placement agent for unregistered offerings of an affiliated Investor Advisor.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Two Park Square, Suite 700
6565 Americas Parkway, N.E.
Albuquerque, NM 87110-8179

Report of Independent Registered Public Accounting Firm

The Board of Directors
Thornburg Securities Corporation:

We have reviewed management's statements, included in the accompanying Thornburg Securities Corporation's Exemption Report (the Exemption Report), in which (1) Thornburg Securities Corporation (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to acting as mutual fund distributer, mutual fund retailer, and placement agent for unregistered offerings of an affiliated Investment Adviser, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) of Rule 15c2-4; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Albuquerque, New Mexico
February 28, 2022

Thornburg Securities Corporation's
Exemption Report

Thornburg Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers & dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) The Company is filing its Exemption Report for the year ended December 31, 2021 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to acting as mutual fund distributor, mutual fund retailer, and placement agent for unregistered offerings of an affiliated Investor Advisor, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Thornburg Securities Corporation
_____
Thornburg Securities Corporation

By: _____
Title: Financial Operations Principal

February 28, 2022